Exhibit 99.1

Cheetah Mobile Announces Dividend of US$1.44 per American Depositary Share and Disposal of Equity Ownership in Bytedance Ltd.

BEIJING, May 20, 2020 /PRNewswire/ — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced that the Company’s board of directors (the “Board”) approved a special cash dividend of US$1.44 per American Depositary Share (“ADS”), or US$0.14 per ordinary share.

The cash dividend will be paid on July 9, 2020, to shareholders of record at the close of business on June 23, 2020. The aggregate amount of cash dividends to be paid is approximately US$200 million, which will be funded by cash on the Company’s balance sheet.

Meanwhile, Cheetah Mobile has entered into an agreement to sell all its remaining equity ownership in Bytedance Ltd on May 20, 2020. This transaction is expected to result in a disposal gain of investment of approximately US$66 million in the second quarter of 2020. This transaction will also result in a cash inflow of approximately US$130 million. As of December 31, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of US$338.2 million. This transaction is expected to close by the end of June 2020, subject to customary closing conditions.

Cheetah Mobile has continued to return to our shareholders. In September 2018, its board of directors had approved a share repurchase program of up to US$100 million of our outstanding ADSs for a period not to exceed 12 months. The Company funded repurchases made under this program from its available cash balance. In 2019, the Company had repurchased approximately 4.5 million ADSs for approximately US$32 million under this program. The Company cancelled all the repurchased Cheetah ADSs. In 2019, its board of directors approved a special cash dividend of US$0.50 per ADS, or US$0.05 per ordinary share in August 2019. The aggregate amount of cash dividends was approximately US$72 million, which was funded by cash on its balance sheet.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and Bricks n Balls. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR, Inc.

Xinran Rao

Tel: +1 (646) 417-5395

Email: IR@cmcm.com